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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June, 2012

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        This report contains the Notice of 2012 Annual General Meeting and the related Form of Proxy.

EXHIBITS

Exhibit Number	Description
1	Notice of 2012 Annual General Meeting
2	Form of Proxy
3	2009 US Employee Share Incentive Plan, as amended
4	2009 US Non-employee Share Incentive Plan, as amended

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC (Registrant)
By:	/s/ SALLY J. RAU
	Name:	Sally J. Rau
	Title:	Chief Administrative Officer, General Counsel and Corporate Secretary
	Date:	June 18, 2012

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  INFORMATION CONTAINED IN THIS FORM 6-K REPORT
  EXHIBITS
SIGNATURES